Filed by Pfizer Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pfizer Inc.

Commission File No.: 001-03619

Colleagues,

Today we announced that Pfizer has reached an agreement to combine with Allergan, a global pharmaceutical company and leader in Growth Pharma focused on developing, manufacturing and commercializing innovative branded pharmaceuticals. [Click here for the press release].

Reinforcing our strategic priorities

The combination with Allergan is aligned with our mission to become the premier biopharmaceutical company, our purpose of innovating to bring therapies to patients that significantly improve their lives, and our strategy to maximize value for our shareholders.

With the combination of our two great companies, we will be poised to bring even more medicines to more people around the world through an enhanced pipeline and with greater flexibility and resources to invest in R&D and manufacturing. Allergan’s ‘Open Science’ model complements the work we launched over 5 years ago to change our approach to R&D to be one of collaborative innovation, inside and outside of the company. With the addition of Allergan, we will enhance our R&D capabilities in both new molecular entities and product line extensions.

Enhancing our business

The combination with Allergan’s portfolio, capabilities and leadership expertise will improve the competitiveness, positioning and financial profile of our commercial businesses.

In our Innovative businesses, Allergan’s portfolio complements our leadership positions in oncology, vaccines, consumer, cardiovascular metabolic, rare disease, and inflammation and immunology. A combination with Allergan will provide us with an expanded portfolio in several desirable therapeutic areas including gastroenterology, aesthetics and dermatology and eye care.

In the established business, the combination with Allergan will bring new distribution capabilities, add additional brands in women’s health and anti-infectives to the portfolio, and position it as the world’s leading established products business.

We will also be able to leverage our existing global footprint to expand the opportunities for Allergan’s business, the vast majority of which is in North America today. I would note that our global operational headquarters will remain in New York and the combined company is expected to maintain Allergan’s Irish legal domicile.

Additionally, we will benefit from the knowledge and expertise of Allergan’s CEO, Brent Saunders, who will be joining Pfizer as President and Chief Operating Officer once the transaction closes. He has extensive industry experience through significant leadership positions with several pharmaceutical companies including Schering-Plough, Bausch & Lomb, Forest Laboratories, and Actavis. Once the transaction is closed Brent will be responsible for the oversight of Pfizer and Allergan’s combined commercial businesses, manufacturing and strategy functions. Albert Bourla, Geno Germano, Tony Maddaluna, Laurie Olson and John Young will report to Brent and will continue to be members of the Executive Leadership Team. Additionally, we are delighted that Allergan’s research expertise in several highly attractive therapeutic areas such as ophthalmology, medical dermatology, neuroscience and gastrointestinal inflammation will be joining with our worldwide research and development team enhancing our ability to develop innovative therapies that meet patients’ unmet needs.

Right decision, right time

You may be asking why we decided to pursue a combination with Allergan given our strong performance year to date across all of our businesses and our ongoing success in bringing breakthrough therapies to market such as Eliquis, Ibrance, Prevnar 13 Adult, Trumenba and Xeljanz.

Our strategic rationale is clear. Combining with Allergan will allow us to capture opportunities for near-term revenue growth, enhance our leadership in categories of growth, gain new capabilities to maximize the value of established brands and optimize our capital structure. With a stronger commercial capability and higher degree of financial flexibility, we will be better positioned to find treatments and cures for some of the most difficult diseases impacting patients.

Underlying the strategic rationale is Allergan’s commitment to a bold culture that has a bias for action, seizes accountability, takes risks and drives results. This is very much aligned with the core of our ownership culture and will help to further differentiate us from our competitors.

Status of optionality and next steps

With today’s news you may also be wondering how this might impact the timing of a decision to potentially split the company. With the acute focus we will have on successfully integrating our two companies following the close, we expect to be in a position to make a decision regarding optionality by the end of 2018. We will firm up the timing as we work through the integration process.

Given that completion of the transaction is subject to customary closing conditions, including regulatory and shareholders approvals, the transaction is not expected to close until the second half of 2016.

I will share more details today in a One Pfizer broadcast, scheduled for 12:30 pm ET. Dial-in information will be posted on PfizerWorld and sent via email this morning. Additional information is available on an “Allergan Update” page on PfizerWorld, which will continue to be updated with new developments.

We are on track for a strong finish to this year and want to carry that momentum into next year.

It is critical we draw upon our ownership culture to deliver on our commitments and remain focused on meeting the needs of the patients we serve.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements of-ten use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such for-ward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent re-ports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Pfizer Inc 235 East 42nd Street New York, NY 10017

Albert Bourla

Group President,

Vaccines, Oncology and Consumer Healthcare

Dear VOC Colleagues,

Today is an exciting day for Pfizer. As you saw in Ian’s letter, we announced our intention to combine with Allergan. This is an opportunity for two great companies to come together to create a better, more competitive biopharmaceutical company, where we can further maximize our growth opportunities and enhance our leadership in the marketplace.

I hope you’re as enthusiastic as I am about the potential of this combination. By bringing additional depth and expertise in more therapeutic areas, we will further strengthen our ability to deliver more and better healthcare solutions.

This move complements and enhances our Innovative (GIP and VOC) and Established (GEP) businesses, and will drive greater sustainability for Pfizer. More specifically, this combination is expected to:

•	Strengthen our Innovative business with new focus areas: Eye Care and Medical Dermatology and Aesthetics;

•	Add complementary products to our existing innovative portfolio in Inflammation and Immunology (including GI) as well as Cardio Metabolic, Rare Disease and Neuroscience; and

•	Enhance our Established business with a combination of Allergan’s branded off-patent or recently off-patent medicines.

Additionally, once the deal closes, Brent Saunders will join Pfizer as President and Chief Operating Officer. His extensive industry experience, strong leadership track record and insights will be a great asset to our combined company.

What does this mean for VOC?

Pfizer Vaccines, Pfizer Oncology and Pfizer Consumer Healthcare will continue to be key growth drivers of Pfizer’s innovative core. Each one flourishes because they have the focus, culture and dedicated resources required to position them for long-term success. This transaction is expected to further strengthen Pfizer’s financial flexibility and importantly, provide our three businesses with greater access to capital, which will give us additional resources to invest more in our valuable pipeline.

We will continue to advance our strategy to build businesses of the future so we can compete effectively in an increasingly competitive environment. Our priority today is the same as it was yesterday – putting our patients and consumers at the heart of our work. I’m confident that this combination will allow us to deliver more and bring better value to the people that count us.

Regards,

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

November 23, 2015

Dear Colleagues,

Today is an exciting day for Pfizer and for the WRD organization as we announced our intention to bring together two great companies, Pfizer and Allergan, to form a new biopharmaceutical leader. A combined organization will unite two exciting and complementary R&D portfolios containing many differentiated products that further support our goal of delivering impactful therapies to patients in need.

From a Biopharmaceutical innovation perspective, Allergan is a logical and attractive fit for Pfizer, with complementary expertise and assets that enhance some of our critical growth areas including Neuroscience and Gastrointestinal Inflammation. Allergan will also provide us with an opportunity to enter new markets and therapeutic areas through their strong leadership position in Ophthalmology/Eye Care and Medical Dermatology/Aesthetics. With a much larger innovative portfolio of marketed products and growing revenue streams, the combined company will be well positioned to support a substantial ongoing R&D commitment.

COMPLEMENTARY PORTFOLIOS AND EXPERTISE

In Neuroscience, Allergan has a promising pipeline of assets across a number of disease areas, including a novel treatment in development for major depression with rapid action in a treatment-resistant population. The company also has a strong portfolio of marketed products addressing Alzheimer’s disease and psychiatric disorders. This market presence will provide us with insights and expanded resources to support end-to-end planning across our own promising Neuroscience portfolio.

In Gastrointestinal disease, Allergan has marketed products and a number of novel drugs for irritable bowel disease (IBS) as well as a potentially breakthrough therapy for diabetic gastroparesis, an area of high unmet need. These assets will help support our own ambitions of becoming a category leader in Inflammation and Immunology.

Allergan’s leadership in Ophthalmology/Eye Care and Medical Dermatology/Aesthetics provides two highly attractive new growth platforms for Pfizer with top tier experts that can be leveraged across our broader R&D portfolio and substantially extend our experience in medical dermatology to dermal aesthetics. Allergan has been building capabilities to develop solutions for back of the eye diseases of the retina. Ophthalmology has natural convergence with Neuroscience as the retina is part of the central nervous system, and many of these diseases share pathways well-studied in Oncology and Inflammation that can be explored across our existing therapeutic areas. Further, Allergan’s experience with botulinum toxin (onabotulinumtoxinA, Botox®) brings additional capabilities in developing and commercializing complex biologics that are complementary to our own expertise in Bio-PharmSci. I also believe we can learn from Allergan’s work in building an extensive pipeline around Botox®, which they have grown from its origins in aesthetics to address multiple new indications in other disease areas. The combined company will have capabilities that can further enhance our lifecycle management efforts.

Beyond the benefits this deal offers for our innovative businesses, Allergan also has a complementary portfolio that can enhance our established products business in areas such as Women’s Health and Anti-infectives.

ADDRESSING UNCERTAINTIES

With any proposed transaction, there are uncertainties. While it is too early to know specifics, we remain committed to our six existing therapeutic areas and we believe the complementary nature of Allergan’s portfolio and expertise will facilitate an efficient integration of Allergan R&D into WRD while limiting the potential disruption and impact to both organizations. We also anticipate an efficient integration of the BU medical development groups.

I know you may be wondering how this acquisition may shape the future of R&D at Pfizer. Let me assure you that we continue to place tremendous value on having our own robust discovery and early research capabilities. Our programs and pipeline will continue to take advantage of collaboration-driven models and high value business development through our ERDI and CTI organizations. An ‘open science’ model is fully compatible with our efforts to build and sustain industry-leading drug discovery research. The early discovery research in our laboratories helps us identify and develop highly differentiated assets including two of our leading growth products, Prevnar 13 and Ibrance. A key to our success has been in sourcing the best assets, capabilities and talent from within our walls, while creatively tapping into the rich external environment. Allergan has had a great deal of success with their own open science model and there is much that we can learn from each other in building deeper relationships across the entire innovation ecosystem.

As with all transactions of this nature, we will continue to operate as independent organizations until the deal closes and we are able to begin integrating the two companies. I will keep you posted on progress as we work toward achieving the necessary regulatory and shareholder approvals. In the meantime, our work in the interest of patients continues, as does our need to focus our efforts in advancing our promising pipeline.

Regards,

Mikael

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dear Colleagues:

This is a truly exciting day for Pfizer and for Global Innovative Pharma. Today we announced our agreement with Allergan to come together to create a more competitive, biopharmaceutical company.

This move complements and enhances our Innovative and Established businesses, and will drive greater sustainability for Pfizer.

For Global Innovative Pharma, the combination of the two companies reinforces our Category Leadership strategy by adding leading expertise, talent, and assets in our current categories: Cardiovascular Metabolic, Inflammation & Immunology, Rare Disease, and Neuroscience & Pain.

The combination of the two companies helps toward realizing our long-standing ambition for sustainable growth, which will be fueled by:

•	The strength of the combined leadership, expertise and capabilities of both companies

•	The complimentary nature of key programs in clinical development, largely focused in our leadership categories

•	And our combined in-line portfolio, which has the potential to realize significant growth through the global scale and scope of Pfizer

Combining these two companies will help to fill our mid-term gap, enabling the combined company to realize potential market-leading revenue growth. The deal also allows for greater financial flexibility to invest in R&D, business development and returns to shareholders.

Looking forward the combined company accelerates our Global Innovative Pharma Category Leadership strategy through the addition of a number of high potential products and pipeline assets. Here are some highlights:

•	Cardiovascular Metabolic: Bystolic for high blood pressure, and assets in congestive heart failure

•	Inflammation & Immunology: Several gastroenterology assets, including Linzess for irritable bowel syndrome with constipation and chronic idiopathic constipation, Viberzi for irritable bowel syndrome-diarrhea, and an investigational asset for diabetic gastroparesis

•	Rare Disease: Zenpep, a medicine for digestive challenges often faced by people with Cystic Fibrosis

•	Neuroscience: With products like Fetzima and Viibryd for depression and Saphris for mania or mixed episodes in bipolar disorder, and an exciting pipeline in depression, schizophrenia and migraine

How we manage new areas like Eye Care, and Medical Dermatology & Aesthetics, and the Botox franchise, will be determined through the integration process.

On the Established side, the addition of Allergan’s women’s health and anti-infectives portfolio will add depth to our business and Pfizer will expand the reach of Allergan’s established portfolio using its existing commercial capabilities, infrastructure and global scale.

My early interactions with the leadership of Allergan have highlighted for me how compatible the two companies are culturally. Both companies have similar characteristics of accountability, customer-focus, innovation and aspiration. We both take an OWN IT! approach to the way we do business. We also will benefit from the wealth of experience and industry knowledge that Brent Saunders brings as we launch the new organization.

We expect to close this deal in the second half of 2016. Until a close, we remain separate companies, and must act as such, which means that we cannot interact with Allergan colleagues. I will share more information with you as we begin the integration process.

As we start 2016, our sharper focus will begin to bring bigger impact in each of our four categories. Our goal is to lead. Leadership is dependent upon each of us turning our aspiration into reality.

Thank you,

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint

Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

November 23, 2015

Dear Colleagues:

Today, Pfizer announced our intention to combine with Allergan through a strategic deal that brings us closer to our goal of becoming the industry’s premier global biopharmaceutical leader. This transaction will provide enhanced near term revenue growth potential and will unlock greater financial flexibility in our capital allocation decisions. Through this combination we will enhance our innovative businesses with leading products and a promising pipeline that can further support our long term leadership in key growth categories while servicing a broader spectrum of patient needs. The deal will also add further depth to our established business while opening up new global markets for Allergan’s product portfolio.

Over the past few years Allergan has created a business focused on driving leading positions across a number of high-growth therapeutic areas such as Neuroscience and Gastrointestinal Inflammation, which are complementary to our own focus areas. This acquisition also offers the opportunity for Pfizer to enter two new and highly attractive markets in Ophthalmology/Eye Care and Medical Dermatology/Aesthetics. In these areas, Allergan has built impressive high functioning, high-performance organizations able to move quickly to address areas of unmet need brought about by shifting demographics and an increased focus on wellness.

I believe there is a great deal that Pfizer can learn from the success of Allergan’s business model, which appears to also rely heavily on leveraging customer insights, competitive intelligence, commercial operations and portfolio management principles to set strategy and drive decision making and collaboration. Given our enterprise-wide view and our focus on Strategy, Analytics, Operations and Engagement, SPCO will play a major role within the combined company to ensure that we take full advantage of the many opportunities that this transaction provides. I look forward to working closely with Brent Saunders after the transaction closes and he takes on the role of President and Chief Operating Officer. Brent brings extensive industry experience that he has gained through a number of significant leadership positions in the industry and I am sure we will all benefit from his knowledge, insights and commercial prowess.

Deals of this nature can be disruptive and distracting from our work at hand, and therefore, I am relying on you all to pull together and stay focused as we work toward the completion of a very successful year. I will keep you posted on progress as we work toward a transaction close, which we expect will be in the second half of 2016.

I would like to point out something that struck me about these two organizations — and that is the alignment that I already see in our cultures. We call it OWNIT! while Allergan calls it BOLD. But both encourage colleagues to seize accountability and take calculated risks. A great reminder of what might happen if we Dare to Try.

Best regards,

Laurie J. Olson

EVP, Strategy, Portfolio, and Commercial Operations

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dear PGS Colleagues,

This morning, we announced our intention to bring together two great companies, Pfizer and Allergan to form Pfizer plc, a new Biopharmaceutical leader. Click here to read the letter Ian Read sent to colleagues. Click here for the press release.

In our Innovative businesses, Allergan’s portfolio complements and builds on our leadership positions in Oncology, Vaccines, Consumer, Cardiovascular Metabolic, Rare Disease, and Inflammation and Immunology. A combination with Allergan will provide us with an expanded portfolio of in-line branded products in several desirable therapeutic areas including dermatology and aesthetics and eye care. In the established business, the combination with Allergan will bring their Anda distribution business and add additional legacy brands in Anti-infectives, Women’s Health and Alzheimers Disease to the portfolio, and position it as a leading established products business.

Additionally, I look forward to working with Allergan’s CEO, Brent Saunders, who will be joining Pfizer as President and Chief Operating Officer once the transaction closes. He has extensive industry experience through significant leadership positions with several pharmaceutical companies including Schering- Plough, Bausch & Lomb, Forest Laboratories, and Actavis. Once the transaction is closed, Brent will be responsible for the oversight of Pfizer and Allergan’s combined commercial businesses, manufacturing and strategy functions. This new structure will allow PGS to be even closer to our commercial partners to better serve our patients.

As you know, within PGS, we’re committed to delivering on our purpose – to supply quality products to patients that significantly improve their lives. I’m encouraged by the possibilities this acquisition will present, as it will help us bring more quality products to even more patients around the world.

I look forward to welcoming Allergan colleagues to our team after the closing, and working together to deliver on the PGS Fundamental Value Proposition of Quality/Compliance, Supply Reliability and Cost/Cash/Value while never compromising on Quality or Compliance.

Thanks for all you do,

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dear Colleagues,

Today’s announcement is great news for Pfizer and its Innovative businesses, but it’s also more great news for our Established business, coming on the back of our very successful combination with Hospira.

Allergan will further enhance our Established business with a portfolio of branded off-patent and recently off-patent medicines, and a portfolio of newly launched or still patented medicines in some of our already existing key therapeutic areas such as Anti-infectives, Women’s Health, and Alzheimer’s Disease, which will be a source of additional growth. Further, Allergan’s capabilities will enhance our distribution capabilities in the United States. Allergan’s Established portfolio is expected to generate approximately $5 billion of revenue in 2015, per Allergan guidance.

Once combined, Pfizer and Allergan will work to use our complementary capabilities to continue to create value for products late in their lifecycle, and we’ll use our commercial capabilities, infrastructure and global scale to work to expand the reach of Allergan’s in-line portfolio. Allergan will also bring Pfizer topical formulation and manufacturing capabilities which present opportunities to add more new products to our portfolio going forward.

We look forward to the leadership and extensive industry experience of Brent Saunders, Allergan’s CEO, who will be joining Pfizer as President and Chief Operating Officer once the transaction closes. And as with Hospira, we’ll be combining complementary cultures – “Own It!” and “Bold” both encourage colleagues to seize accountability and take calculated risks.

In sum, together our two companies will be an even better, more competitive biopharmaceutical leader, poised to make more medicines available to more people around the world.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

OVERVIEW OF TAX IMPLICATIONS OF THE PROPOSED TRANSACTION FOR PFIZER’S AND ALLERGAN’S SHAREHOLDERS

•	We believe this proposed transaction will greatly enhance stockholder value. As a result of this transaction, Pfizer will have greater financial flexibility that will facilitate our continued discovery and development of new innovative medicines for patients, direct return of capital to stockholders and investment in the U.S., while also enabling our pursuit of business development opportunities on a more competitive footing within our industry.

•	Although Pfizer’s U.S. stockholders will recognize a taxable gain but not a loss for U.S. federal income tax purposes, we believe that the benefits of this transaction outweigh the potential tax impact to Pfizer’s U.S. stockholders.

•	The transaction is expected to be tax-free to Allergan shareholders for U.S. federal income tax purposes.

QUESTIONS ON U.S. TAXES FOR PFIZER’S STOCKHOLDERS

We recommend that you consult your own tax advisor as to the particular tax consequences of the transaction to you, including the effect of U.S. federal, state and local tax laws or foreign tax laws.

1.	What makes this transaction a taxable event for Pfizer stockholders in the U.S.?

•	As a result of the proposed transaction, the combined company, Pfizer plc, will be organized under the laws of Ireland. Under U.S. federal income tax rules, this will render the transaction taxable to Pfizer’s U.S. stockholders.

•	We believe combining the companies under an Irish parent corporation rather than a corporation organized in the U.S. will provide the most value for the combined company’s stockholders.

2.	Why should Pfizer’s U.S. stockholders agree to the transaction when it’s a taxable event for them?

•	This transaction will create a better, more competitive company that we believe will be better able to deliver returns to stockholders. We believe the strategic benefits of the new corporate structure will be more beneficial to stockholders than the existing structure and outweigh the tax implications.

•	Pfizer stockholders will have the opportunity to elect to receive cash in lieu of shares of the combined company for some or all of their Pfizer shares, which may help to mitigate the impact of the transaction being a taxable event.

3.	How do I calculate my U.S. tax?
•	U.S. beneficial owners of Pfizer common stock will generally recognize taxable capital gain – but not loss – as of the closing of the transaction, equal to the difference between (1) the sum of the fair market value of the Pfizer plc ordinary shares and any cash received in exchange for the Pfizer common stock surrendered, and (2) the holder’s adjusted tax basis in the Pfizer common stock surrendered in the exchange.

4.	If I am a Pfizer stockholder subject to capital gains taxes, how do I determine my adjusted tax basis in my Pfizer common stock?

•	The basis of your Pfizer common stock generally is the purchase price you paid for your shares plus the costs of purchase, such as commissions and recording or transfer fees. If you acquired Pfizer common stock other than by purchase, your basis is usually determined by fair market value on the date you acquired your shares, or the previous owner’s adjusted basis depending on how you acquired your shares.

•	Employees who received shares under employment plans may be subject to different rules.

•	Information regarding the historical performance of Pfizer common stock, dividend history, a simple investment calculator and a link to a third-party cost basis service are on Pfizer’s Investor Relations website: http://www.Pfizer.com/investors.

•	For more information on determining your cost basis, you can visit the IRS’s website: https://www.irs.gov/publications/p551/.

•	Please contact your tax advisor about the application of these rules to you.

5.	I hold my Pfizer shares through an IRA or other tax-deferred account. What are the tax consequences to me?

•	In general, gains on Pfizer shares held within IRAs and other retirement accounts will be deferred until amounts are withdrawn from the account.

•	Please contact your tax advisor about the application of these rules to you.

6.	I am an employee of Pfizer. Where can I find additional information regarding tax matters that may be applicable to my situation?

•	In general, gains on Pfizer shares held within IRAs and other retirement accounts will be deferred until amounts are withdrawn from the account.

•	Employees should consult their own tax advisors regarding the particular tax consequences of this transaction.

•	In the coming weeks, we will be updating the Pfizer World intranet site with additional information regarding tax matters.

7.	What will be the U.S. tax treatment of dividends paid to U.S. stockholders?

•	Like current dividends paid to holders of Pfizer common stock, dividends paid to non-corporate U.S. stockholders of the combined company are expected to be eligible for preferential rates of taxation as “qualified dividends” for U.S. federal income tax purposes, subject to certain holding period and other requirements. However, dividends paid to corporate U.S. stockholders will no longer be eligible for the dividends-received deduction for U.S. Federal income tax purposes.

QUESTIONS ON INTERNATIONAL TAXES FOR PFIZER STOCKHOLDERS

8.	I am a non-U.S. Pfizer stockholder. Will I be subject to U.S. federal income tax on this transaction? Will I be subject to local tax on this transaction?

•	A non-U.S. stockholder of Pfizer who is not otherwise subject to U.S. tax on a net income basis in respect of his or her holding of Pfizer common stock generally should not be subject to U.S. federal income or withholding tax in respect of the proceeds received in the transaction. Holders of stock in both Pfizer and Allergan may be subject to different treatment.

•	You should consult your own local tax advisor as to the particular tax consequences of the transaction, including the effect of U.S. federal, state and local tax laws or foreign tax laws.

9.	Will there be an Irish withholding tax on dividends paid to Pfizer ordinary stockholders?

•	Dividends paid to stockholders who are residents of the U.S. generally will not be subject to Irish withholding.

•	For beneficial stockholders holding Pfizer plc ordinary shares through the Depositary Trust Company (DTC) (via a bank or brokerage account) who are residents of the U.S., it is expected that dividends will be paid without any Irish withholding tax provided the addresses of the beneficial owners of such shares in the records of the brokerage firm holding such shares are in the U.S.

•	For registered stockholders who are residents of the U.S., dividends will be paid without any Irish withholding tax if the stockholder has provided, at least seven business days prior to the record date for such dividend, a valid Irish dividend withholding tax exemption form to Pfizer plc’s transfer agent.

•	A list of “relevant territories” is included as Annex I to this document.

•	Dividends paid to stockholders who are residents of “relevant territories” other than the U.S. (like U.S. holders as described above) generally will not be subject to Irish withholding. For beneficial stockholders holding Pfizer plc ordinary shares through DTC who are residents of “relevant territories” other than the U.S., dividends will be paid without any Irish withholding tax if the stockholder has provided his or her brokerage firm with a valid Irish dividend withholding tax exemption form (and the relevant information has been further transmitted to any qualifying intermediary appointed by Pfizer plc) before the record date for the dividend. For registered stockholders, dividends will be paid without any Irish withholding tax if the stockholder has provided, at least seven business days prior to the record date for such dividend, a valid Irish dividend withholding tax exemption form to Pfizer plc’s transfer agent.

•	Other exemptions from dividend withholding tax exist under Irish law which may be available to stockholders. In the absence of one of these many exemptions (or the completion of the necessary withholding tax forms), dividends (or other returns to stockholders that are treated as “distributions” for Irish tax purposes) made by Pfizer plc will be subject to Irish dividend withholding tax, currently at a rate of 20%.

•	Please contact your tax advisor about the application of these rules to you.

10.	Will there be an Irish income tax on dividends on Pfizer ordinary shares?

•	For the vast majority of stockholders there should not be any Irish income tax on dividends. Dividends paid on Pfizer plc ordinary shares owned by residents of the U.S.

or other “relevant territories” (or by other stockholders that are otherwise exempt from Irish dividend withholding tax) should generally not be subject to Irish income tax unless the stockholder has some connection to Ireland other than holding Pfizer plc ordinary shares. Dividends paid on Pfizer plc ordinary shares owned by persons who are resident or ordinarily resident in Ireland or who hold their shares in connection with a trade carried on in Ireland through an Irish branch or agency may be subject to Irish income tax and other charges.

•	Please contact your tax advisor about the application of these rules to you.

11.	Will there be an income tax on dividends on Pfizer ordinary shares in the country where I am tax resident?

•	Tax laws vary across jurisdictions. Please contact your tax advisor about the application of these rules to you.

ADDITIONAL DETAILS OF THE TRANSACTION

12.	What will I receive for my Pfizer common stock as a result of the transaction?

•	Current Pfizer stockholders will receive one share of the combined company for each of their Pfizer Inc. shares in the merger. Pfizer stockholders will have the opportunity to elect to receive cash in lieu of shares of the combined company for some or all of their Pfizer shares subject to certain limitations.

13.	Will Pfizer plc pay a dividend following the close of the transaction?

•	The transaction is not expected to have an impact on the existing dividend level on a per share basis for current Pfizer Inc. stockholders.

14.	Will I receive fractional shares of Pfizer?

•	No. Irish law does not recognize fractional shares held of record; therefore, the combined company will not issue any fractions of its ordinary shares.

•	Current Pfizer stockholders will receive one share of the combined company for each of their Pfizer Inc. shares in the merger, unless the Pfizer stockholder has elected to receive cash in the merger.

•	Stockholders will receive cash in lieu of a fractional share of the combined company.

15.	How will I receive the cash portion of my consideration?

•	If you are a registered stockholder, the exchange agent will pay any cash in lieu of fractional shares via check upon the exchange of your Pfizer common stock. This will be mailed to the address of record on file with Computershare.

•	If you are a beneficial stockholder, your bank or broker will handle the distribution of your cash consideration and you should contact your bank or broker directly for additional information.

16.	Where will ordinary shares of the combined company trade?

•	The shares of the combined company will be listed on the New York Stock Exchange under the ticker symbol PFE.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Goldman Sachs International and Goldman, Sachs & Co, their affiliates and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Guggenheim Securities, LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Guggenheim Securities, LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Unless otherwise defined, capitalised terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Pfizer and Allergan on November 23, 2015.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Annex I

List of Relevant Territories for the purposes of Irish Dividend Withholding Tax

1. Albania	37. Luxembourg
2. Armenia	38. Macedonia
3. Australia	39. Malaysia
4. Austria	40. Malta
5. Bahrain	41. Mexico
6. Belarus	42. Moldova
7. Belgium	43. Montenegro
8. Bosnia & Herzegovina	44. Morocco
9. Botswana	45. Netherlands
10. Bulgaria	46. New Zealand
11. Canada	47. Norway
12. Chile	48. Pakistan
13. China	49. Panama
14. Croatia	50. Poland
15. Cyprus	51. Portugal
16. Czech Republic	52. Qatar
17. Denmark	53. Romania
18. Egypt	54. Russia
19. Estonia	55. Saudi Arabia
20. Ethiopia	56. Serbia
21. Finland	57. Singapore
22. France	58. Slovak Republic

23. Georgia	59. Slovenia
24. Germany	60. South Africa
25. Greece	61. Spain
26. Hong Kong	62. Sweden
27. Hungary	63. Switzerland
28. Iceland	64. Thailand
29. India	65. Turkey
30. Israel	66. Ukraine
31. Italy	67. United Arab Emirates
32. Japan	68. United Kingdom
33. Korea	69. USA
34, Kuwait	70. Uzbekistan
35. Latvia	71. Vietnam
36. Lithuania	72. Zambia

Transcript of Video Presentations by Ian Read, Chairman and Chief Executive Officer of Pfizer Inc., on November 23, 2015:

How will patients benefit from the proposed transaction?

Patients will benefit because the company will be stronger. It can invest more in research. It can bring these products to more people around the world. And so I think the patients, net-net, they get the opportunity of getting products faster and more patients get and opportunity of getting these products.

How is this deal good for colleagues?

It’s good for both colleagues – it’s good for Pfizer colleagues and Allergan colleagues. It creates a company that’s stronger. It can offer a better career path and more opportunities for colleagues in the company.

Are you confident this deal will close?

How will this deal close? And how confident am I that it will close? Both management teams are very confident this is a great deal for shareholders, a great deal for patients and a great deal for the U.S. economy. It will allow us to invest more in the U.S. It will allow our colleagues to have a brighter future. It will allow better products to be brought to patients, both in the United States and globally. So we’re excited about getting the deal closed. And I see no reason why this deal should not be closed because it’s good for the U.S. economy, it’s good for shareholders and it’s good for patients.

# # #

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends, the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments, the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Transcript of Video Presentation by Ian Read, Chairman and Chief Executive Officer of Pfizer Inc., on November 23, 2015:

I’m really excited about the deal. We’re bringing together two great companies, companies with deep roots in the United States. It will allow these companies to invest more in the United States.

It’s about bringing two great companies together that have good research, that have complimentary pipelines both in many ways in terms of therapeutic areas and in terms of timing.

This deal enhances Pfizer’s pipeline by adding their pipeline to ours – and they have products both in CNS and in ophthalmology, and in fact even in aesthetics in early stages. We can take both pipelines and strengthen them.

Allergan is extremely strong in dermatology and with Botox both in aesthetics and in indications like overactive bladder. So it gives us strength in that franchise. It combines our CNS franchise. It opens up opportunities in ophthalmology for us. It brings together two really strong cultures. It offers opportunities of cost synergies. And it also offers the ability for us to use our capital more globally through this transaction.

So I think the highlights of the deal are that it allows us, as Pfizer with Allergan, to strengthen our Innovative Business and make it well competitive while also enabling our Established Products business to also be successful.

# # #

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends, the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments, the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dear SLC Members,

Today, we announced that Pfizer will combine with Allergan, a leading global pharmaceutical company, to create a global biopharmaceutical leader with two best-in-class businesses.

For your reference, attached is the press release issued this morning. Also attached are leader talking points, an infographic on the strategic rationale for the transaction, a “Leader Q&A” (for your use only – not for distribution), and a “Colleague Q&A.” The “Colleague Q&A,” along with other materials, will be available on a dedicated PfizerWorld page about the transaction.

At 12:30 p.m. today there will be a colleague broadcast with Ian and Frank to talk about today’s news.

We believe this transaction will enable us to make more medicines and therapies available to more people around the world, bring together greater resources to invest in R&D, manufacturing and business development to increase depth in our key categories, deliver value to shareholders, and support a large base of highly skilled workers in the United States and Ireland.

Regards,

Sally Susman

Executive Vice President

Corporate Affairs

Pfizer Inc.

235 E. 42nd Street

New York, NY 10017

Tel: 212-733-3717

Fax: 212-885-1113

Email: sally.susman@pfizer.com

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint

Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

A Global Biopharmaceutical Leader

Pfizer Allergan

Together, Pfizer + Allergan will:

Combining Two Best-in-Class Businesses in Innovative and Established Products

Expands and Grows Innovative Category Leadership

IBRANCE, Prevnar 13, XELJANZ, BOTOX, Restasis, Linzess

Scales and Complements Established Products Portfolio

Dalvance, Lo Loestrin Fe, Teflaro, ZYVOX, CELEBREX, Detrol LA

Pfizer + Allergan by the Numbers[1]

40+
R&D Sites Worldwide

$63.5Bn
In Estimated 2015 Revenue[2]

100+
Innovative Programs in Clinical Development

~110,000
Colleagues Around the Globe at Close

8
Areas of Innovative Category Leadership

75+
Manufacturing Sites Worldwide at Close[3]

1 Pro-forma figures 2 Represents mid-point of Pfizer 2015 revenue guidance range issued on October 27, 2015. Please see Pfizer's Current Report on Form 8-K dated October 27, 2015 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2015 for assumptions and disclosures regarding Pfizer's 2015 financial guidance. Based on Allergan's public disclosure dated July 27, 2015 for the remaining Allergan business following the pending divestiture of Allergan's generic business to Teva. 3 Pro forma for the pending divestiture of Allergan's generic business to Teva.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan. Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Goldman Sachs International and Goldman, Sachs & Co, their affiliates and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Guggenheim Securities, LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Guggenheim Securities, LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Unless otherwise defined, capitalised terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Pfizer and Allergan on November 23, 2015.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

FAQ

Why have Pfizer and Allergan proposed this combination?

•	The transaction with Allergan is about two great companies coming together to create a global biopharmaceutical leader with two best-in-class businesses that will be positioned to:

•	Make more innovative medicines and therapies available to more people around the world

•	Bring together greater resources and financial flexibility to invest in R&D, manufacturing, business development and build greater depth in our key categories

•	Deliver value to shareholders and support a large base of highly skilled workers worldwide.

How will the proposed combination strengthen each company’s innovative businesses?

•	The combination with Allergan builds a ‘Growth Pharma’ organization that complements our leadership expertise in oncology, vaccines, cardiovascular metabolic, rare disease, inflammation and immunology, and neuroscience

•	It adds new expertise from Allergan with very strong franchises in aesthetics and dermatology, eye care, gastroenterology, women’s health, urology and anti-infectives

•	The combination will enable us to make more medicines and more therapies available to more people around the world.

•	The combined company will have more than 100 programs in mid to late-stage development, most in therapeutic areas where we currently focus.

•	Allergan expands on our R&D capabilities through its Open Science approach, which, when paired with our own expertise, innovative collaborations and world-class drug development platforms, enhances our competitiveness.

How will the proposed combination strengthen each company’s established business?

•	The addition of Allergan’s Women’s Health and Anti-infectives portfolio will add depth to Pfizer’s established business.

•	The combination of Pfizer and Allergan will significantly increase the scale of Pfizer’s established business and their complementary capabilities will maximize the combined established portfolio. In addition, Allergan brings topical formulation, manufacturing and its Anda distribution capabilities to the combined company.

What synergies are expected from the transaction, and when will it be accretive?

•	Pfizer anticipates the transaction will deliver more than $2 billion in operational synergies over the first three years after closing.

•	The transaction is expected to be neutral to Pfizer’s Adjusted Diluted EPS[1] in 2017, modestly accretive beginning in calendar year 2018, more than 10% accretive in 2019 with high-teens percentage accretion in 2020. These expectations include the impact of expected share repurchases following the transaction.

-more-

What will be the leadership structure of the combined company?

•	Pfizer’s current Chairman and CEO, will serve as Chairman and CEO of the combined company. Allergan’s current CEO and President, will serve as President and Chief Operating Officer of the combined company.

•	The combined company’s board will have 15 directors, consisting of 11 directors from Pfizer (all of Pfizer’s current directors) and 4 directors from Allergan, including Allergan’s Executive Chairman, Allergan’s CEO and two other directors from Allergan to be chosen at a later date.

Why will the combined company’s principal executive offices be in Ireland?

•	Upon closing of the transaction, the combination of Pfizer, which is incorporated in Delaware, and Allergan, which is organized under the laws of Ireland, will result in a combined company organized under the laws of Ireland.

•	The combined company’s global operational headquarters will remain in New York and the combined company is expected to maintain Allergan’s Irish legal domicile.

Will the transaction allow Pfizer to invest further in the U.S.?

•	Yes. Pfizer will have greater financial flexibility that will ensure continued innovation of new medicines for patients, direct return of capital to shareholders as well as investment in the U.S.

Will Pfizer continue to pay taxes in the U.S.?

•	This transaction will not affect the tax rate that Pfizer pays on U.S.-based income. Pfizer will still be subject to the corporate tax rate in the U.S. The transaction will change only the expected tax rate paid on earnings generated outside of the U.S.

When is the transaction expected to close?

•	The transaction is expected to close in the second half of 2016.

•	The completion of the transaction is subject to certain customary conditions, including receipt of regulatory approval in certain jurisdictions, including the United States and European Union; the receipt of necessary approvals from both Pfizer and Allergan shareholders; and completion of Allergan’s pending divestiture of its generics business to Teva, which Allergan expects will close in Q1 2016.

On what exchange will the stock of the combined company trade after close? What will be the symbol?

•	The companies expect that shares of the combined company will be listed on the New York Stock Exchange and trade under the “PFE” ticker.

[1]	Adjusted income and its components and adjusted diluted EPS are defined as U.S. GAAP reported net income and its components and U.S. GAAP reported diluted EPS excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Pfizer believes that investors’ understanding of its performance is enhanced by disclosing this measure. The Adjusted income and its components and adjusted diluted EPS measures are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication and website contain certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication and website could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication and website are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication and website. Pfizer assumes no obligation to update or revise the information contained in this communication and website (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “out-look”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting

Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of the Pfizer and Allergan and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Pfizer and Allergan shareholder approvals; the risk that a condition to closing of the proposed trans-action may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Pfizer’s and Allergan’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained on this website other than that relating to Allergan and the Allergan group of companies and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained on this website for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Allergan accept responsibility for the information contained on this website relating to Allergan and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure such is the case), the information contained on this website for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to Pfizer and no one else in connection with the proposed transaction. In connection with the pro-posed transaction, Goldman Sachs International and Goldman, Sachs & Co, their affiliates and their respective partners, directors, officers, employees and agents will not regard any other per-son as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Guggenheim Securities, LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Guggenheim Securities, LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for Allergan and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than Allergan for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. LLC acting through its affiliate, Morgan Stanley & Co. International plc, is financial advisor to Allergan and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, each of their affiliates and each of their and their affiliates’ respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Allergan for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Unless otherwise defined, capitalised terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Pfizer and Allergan on November 23, 2015.

Pfizer Inc. Tweets (@pfizer), November 23, 2015

Pfizer to combine with Allergran to create global biopharma leader: http://bit.ly/1ld60UA

Video: Pfizer CEO Ian Read on proposed combination of Pfizer/Allergan: http://bit.ly/1I5eNCy

Pfizer/Allergan expands & grows innovative category leadership: http://bit.ly/1I62Oor

Pfizer/Allergan to combine 2 best-in-class innovative & established products businesses: http://bit.ly/1I62Oor

Pfizer/Allergan scales & complements established products portfolio: http://bit.ly/1I62Oor

Pfizer/Allergan to make more medicines & therapies available to more people around the world: http://bit.ly/1I62Oor

Pfizer/Allergan enhances growth profile, strengthens topline growth potential: http://bit.ly/1I62Oor

For more information on Pfizer’s proposed combination with Allergan, visit http://bit.ly/1I5eNCy